FTD GROUP, INC.
3113 Woodcreek Drive
Downers Grove, Illinois 60515

February 4, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Rachel Zablow Donna DiSilvio
	Re:	FTD Group, Inc. Registration Statement on Form S-1 (File No. 333-120723), as amended

Ladies and Gentlemen:

        Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, FTD Group, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, February 8, 2005 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

        FTD Group, Inc. acknowledges that:

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  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve FTD Group, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  FTD Group, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page Follows)

Securities and Exchange Commission

Very truly yours,
FTD Group, Inc.
By:	/s/ JON R. BURNEY Name: Jon R. Burney Title: Vice President, General Counsel and Secretary